FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40- F

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 16TH OF OCTOBER 2013

1.             DATE, TIME AND PLACE: On the 16th of October, 2013, at 10:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Arnaud Strasser; Secretary: Pedro Testa.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter and article 8 of the Internal Regulation of the Company’s Board of Directors. Mr. Arnaud Strasser, Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves, Mr. Roberto Oliveira de Lima, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Pedro Henrique Chermont de Miranda, Mr. Ronaldo Iabrudi, Mr. Antoine Marie Remi Lazars Giscard d’Estaing, Mr. Ulisses Kameyama and Mrs. Maria Helena dos Santos Fernandes Santana were present. Also present, as guests, Mr. Enéas Pestana and Mr. Christophe Hidalgo.

4.            AGENDA: (i) Analysis, discussion and approval of the Quarterly Financial Statements (“ITR”) of the Company regarding for the period ended on the 30th of September; (ii) Approval of the payment date of the interim dividends related to the 3rd quarter of 2013; (iii) Resolution regarding the issuance of new shares within the Company’s stock option plan; (iv) Discussion and analysis of the proposal of amendment to the Company By-Laws, as previously submitted to the Corporate Governance Committee of the Company; (v) Approval of the proposed changes in the Security Policy, as previously submitted to the Corporate Governance Committee of the Company; and (vi) Appointment of members to the Audit Committee of the Company.

5.            RESOLUTIONS: As the meeting was commenced, the Board members examined the items comprised in the agenda and approved the following resolutions:

5.1.        Mr. Christophe Hidalgo made a presentation about the Quarterly Financial Statements regarding for the period ended on the 30th of September, including sales performance, P&L, cash flow, working capital and indebtedness. The members of the Board of Directors discussed about the presentation and decided to approve, unanimously, the Quarterly Financial Statements relative to the 3rd Quarter of 2013, as well as the Management’s Report and the Independent Auditor’s Revision Report, in accordance with the favourable opinion of the Fiscal Counsel and the recommendation of approval of the Financial Committee, decided at the meeting of this Committee held on October 15, 2013.

5.2.        The members of the Board of Directors discussed about the proposal of payment date of the interim dividends related to the 3rd quarter of 2013, having decided to approve, unanimously, that the payment of the interim dividends, related to the third quarter of 2013, in accordance with the Company’s Dividends Distribution Policy, in the aggregate amount of R$ 33.158.836,72 (thirty three million, one hundred and fifty-eight thousand, eight hundred and thirty-six Reais  and seventy-two cents), being R$0.13 per preferred share and R$0.118182 per ordinary share, shall be made on November 7th, 2013. Each and every share traded on October 25th, 2013 shall have the right to receive such dividends. As from October 28th, 2013, the shares shall be traded ex-dividends.

5.3.        The members of the Board of Directors discussed the Stock Option Plan of the Company, approved at the General Meeting held on December 20th, 2006 (“Plan”), and decided the following:

5.3.1.     In view of the exercise of A5 Silver and Gold, A6 Silver and Gold and A7 Silver and Gold Series of the Plan, approve by unanimous vote, observing the limit of the authorized capital of the Company, as set forth in Article 6 of the By-Laws, the capital increase of the Company in the amount of R$1,472,655.99  (one million, four hundred and seventy-two thousand, six hundred and fifty-five Reais  and ninety-nine cents), upon the issuance of 44,034 (forty-four thousand and thirty-four) preferred shares, being:

(i) 6,146 (six thousand, one hundred and forty-six) preferred shares, at the issuance price of R$54.69 (fifty-four Reais  and sixty-nine cents) per share, determined in accordance with the Plan, in the total amount of R$336,124.74 (three hundred and thirty-six thousand, one hundred and twenty-four Reais  and seventy-four cents), in connection with the exercise of A5 Silver Series;

(ii) 6,144 (six thousand, one hundred and forty-four) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$61.44 (sixty-one Reais  and forty-four cents), in connection with the exercise of A5 Gold Series;

(iii) 8,424 (eight thousand, four hundred and twenty-four) preferred shares, at the issuance price of R$64.13 (sixty-four Reais  and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$540,231.12 (five hundred and forty thousand, two hundred and thirty-one Reais  and twelve cents), in connection with the exercise of A6 Silver Series;

(iv) 8,422 (eight thousand, four hundred and twenty-two) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$84.22 (eighty-four Reais  and twenty-two cents), in connection with the exercise of A6 Gold Series;

(v) 7,451 (seven thousand, four hundred and fifty-one) preferred shares, at the issuance price of R$80.00 (eighty Reais)  per share, determined in accordance with the Plan, in the total amount of R$596,080.00 (five hundred, ninety-six thousand and eighty Reais), in connection with the exercise of A7 Silver Series; and

(vi) 7,447 (seven thousand, four hundred and forty-seven) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$74.47 (seventy-four Reais  and forty-seven cents), in connection with the exercise of A7 Gold Series.

The preferred shares now issued shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, including full right to dividends and other benefits declared from this date forward, according to the Company’s ByLaws.

5.3.2.     Consequently, the Company’s share capital shall pass from R$6,759,808,701.94 (six billion, seven hundred and fifty-nine million, eight hundred and eight thousand, seven hundred and one Reais  and ninety-four cents) to R$6,761,281,357.93 (six billion, seven hundred and sixty-one million, two hundred and eighty-one thousand, three hundred and fifty-seven Reais  and ninety-three cents), fully subscribed and paid in, divided into 264,362,226 (two hundred and sixty-four million, three hundred and sixty-two thousand, two hundred and twenty six)   shares with no par value, 99,679,851 (ninety-nine million, seven hundred and seventy-nine thousand, eight hundred and fifty-one) of which are common shares and 164,682,375 (one hundred and sixty-four million, six hundred and eighty-two thousand, three hundred and seventy-five) of which are preferred shares.

5.4.        Mrs. Maria Helena Santana performed a presentation on the proposal of amendment to the Company By-Laws, in order to contemplate the existence of two Vice-Chairmen of the Board of Directors.  The members of the Board of Directors discussed about the subject and decided to approve, unanimously, that the Company’s management proceeds to call an Extraordinary Shareholders Meeting, in order to modify the Bylaws, according to the favorable recommendation of the Corporate Governance Committee, decided at the meeting of this Committee held on October 15, 2013.

5.5.        Mrs. Maria Helena Santana performed a presentation on the proposal of amendment to the Security Policy. The members of the Board of Directors discussed about the subject and decided to approve, unanimously, the proposed changes in the Security Policy, according to the favorable recommendation of the Corporate Governance Committee, decided at the meeting of this Committee held on October 15, 2013.

 5.6.       The directors reviewed and discussed the proposal to elect the members who will compose the Audit Committee of the Company, and the following persons were unanimously appointed: (i) as External Member and Coordinator of the Committee, Mr. Nelson Carvalho, (ii) as External Member of the Committee, Mr. Pedro Oliva Marcilio de Sousa; and (iii) as member of the Committee, Mr. Eleazar de Carvalho Filho. In accordance with Article 21 of the Company’s Bylaws, the directors recognized that the Fiscal Council is installed and have been performing all the requirements set forth by the rules of the Securities and Exchange Commission – SEC, including with regards to the compliance with the Sarbanes–Oxley Act – SOX. Therefore, the directors have unanimously decided that the Fiscal Council shall continue entitled to exercise the necessary powers related to the fulfilment of the SEC’s and SOX’s rules and those related to the analysis of the Company’s financials, resting assured to the Audit Committee, in the current fiscal year, the exercise of all other powers established on its Internal Regulation but the ones mentioned herein.

6.            ATTACHED DOCUMENTS: All presentations and documents supporting the meeting were attached to the minutes.

7.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and the minutes were prepared. Once the proceedings were resumed, the minutes were read and approved, all the attending Committee members having signed them. São Paulo, 16th of October, 2013. Signatures: Chairman – Arnaud Strasser; Secretary – Pedro Testa. Eleazar de Carvalho Filho, Luiz Augusto de Castro Neves, Roberto Oliveira de Lima, Guilherme Affonso Ferreira, Fábio Schvartsman, Pedro Henrique Chermont de Miranda, Ronaldo Iabrudi, Antoine Marie Remi Lazars Giscard d’Estaing (p.p. Arnaud Strasser), Ulisses Kameyama and Maria Helena dos Santos Fernandes Santana. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Pedro Testa

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 17, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.